SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Submission of Audit Report

1.	Name of external auditor: Samjong Accounting Corporation (KPMG)

2.	Date of receiving external audit report: February 25, 2016

3.	Auditor’s opinion

	FY 2015	FY 2014
Audit Report on Separate Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Separate Financial Statements

Items	FY 2015	FY 2014
Total Assets	20,210,693,393,423	21,011,836,600,394
Total Liabilities	8,881,110,309,963	10,387,761,963,439
Total Shareholders’ Equity	11,329,583,083,460	10,624,074,636,955
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	25,856,426,293,408	25,383,670,078,470
Operating Income	770,855,500,369	984,789,915,471
Ordinary Income	1,181,626,205,412	1,221,692,397,193
Net Income	968,208,835,992	973,118,312,897
Total Shareholders’ Equity / Capital Stock	633.3%	593.8%

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2015 and 2014

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

We have audited the accompanying separate financial statements of LG Display Co., Ltd. (the “Company”) which comprise the separate statements of financial position of the Company as of December 31, 2015 and 2014, the related separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”), and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatements, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the separate financial position of the Company as of December 31, 2015 and 2014, and its separate financial performance and its separate cash flows for the years then ended in accordance with K-IFRS.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the following:

As discussed in note 20 to the separate financial statements, the Company has been or is named as defendants in a number of individual lawsuits and class actions in the United States and Canada, respectively, in connection with alleged antitrust violations concerning the sale of LCD panels. The Company estimated and recognized losses related to these alleged violations. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 19, 2016

This report is effective as of February 19, 2016, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2015 and 2014

(In millions of won)	Note	December 31, 2015		December 31, 2014

Assets
Cash and cash equivalents	6, 13	~~W~~	108,044	100,558
Deposits in banks	6, 13		1,432,102	1,525,609
Trade accounts and notes receivable, net	7, 13, 19, 23		4,219,941	4,015,904
Other accounts receivable, net	7, 13		499,882	396,651
Other current financial assets	9, 13		3,609	2,569
Inventories	8		1,850,213	2,046,675
Other current assets	7		132,539	203,122

Total current assets			8,246,330	8,291,088

Deposits in banks	6, 13		13	8,427
Investments	10		2,543,205	2,301,881
Other non-current financial assets	9, 13		41,518	27,609
Property, plant and equipment, net	11		7,719,022	8,700,301
Intangible assets, net	12		607,398	548,078
Deferred tax assets	29		771,506	883,965
Other non-current assets	7		281,701	250,488

Total non-current assets			11,964,363	12,720,749

Total assets		~~W~~	20,210,693	21,011,837

Liabilities
Trade accounts and notes payable	13, 23	~~W~~	3,149,383	3,989,505
Current financial liabilities	13, 14		1,416,112	964,122
Other accounts payable	13		1,179,010	1,057,485
Accrued expenses			603,003	708,664
Income tax payable			1,013	142,760
Provisions	18		108,545	193,429
Advances received			11,143	463,740
Other current liabilities	18		37,770	30,625

Total current liabilities			6,505,979	7,550,330

Non-current financial liabilities	13, 14		1,953,549	2,484,280
Non-current provisions	18		11,817	8,014
Defined benefit liabilities, net	17		353,223	323,710
Other non-current liabilities	13, 18		56,542	21,428

Total non-current liabilities			2,375,131	2,837,432

Total liabilities			8,881,110	10,387,762

Equity
Share capital	21		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	21		58	276
Retained earnings	22		7,289,333	6,583,607

Total equity			11,329,583	10,624,075

Total liabilities and equity		~~W~~	20,210,693	21,011,837

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2015 and 2014

(In millions of won, except earnings per share)	Note	2015		2014

Revenue	23, 24	~~W~~	25,856,426	25,383,670
Cost of sales	8, 23		(22,850,385)	(22,360,245)

Gross profit			3,006,041	3,023,425

Selling expenses	16		(599,255)	(485,557)
Administrative expenses	16		(427,030)	(396,916)
Research and development expenses			(1,208,900)	(1,156,162)

Operating profit			770,856	984,790

Finance income	27		631,525	479,321
Finance costs	27		(184,283)	(205,608)
Other non-operating income	25		953,004	862,167
Other non-operating expenses	25		(989,476)	(898,978)

Profit before income tax			1,181,626	1,221,692
Income tax expense	28		213,417	248,574

Profit for the year			968,209	973,118

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	17, 28		(110,257)	(147,822)
Related income tax	17, 28		26,682	35,773

			(83,575)	(112,049)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	27, 28		(288)	767
Related income tax	27, 28		70	(186)

			(218)	581

Other comprehensive loss for the year, net of income tax			(83,793)	(111,468)

Total comprehensive income for the year		~~W~~	884,416	861,650

Earnings per share (In won)
Basic earnings per share	30	~~W~~	2,706	2,720

Diluted earnings per share	30	~~W~~	2,706	2,720

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2015 and 2014

(In millions of won)	Share capital		Share premium	Fair value Reserves	Retained earnings	Total equity

Balances at January 1, 2014	~~W~~	1,789,079	2,251,113	(305)	5,722,538	9,762,425

Total comprehensive income for the year
Profit for the year		—	—	—	973,118	973,118

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	581	—	581
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	(112,049)	(112,049)

Total other comprehensive income (loss)		—	—	581	(112,049)	(111,468)

Total comprehensive income for the year	~~W~~	—	—	581	861,069	861,650

Transaction with owners, recognized directly in equity		—	—	—	—	—

Balances at December 31, 2014	~~W~~	1,789,079	2,251,113	276	6,583,607	10,624,075

Balances at January 1, 2015	~~W~~	1,789,079	2,251,113	276	6,583,607	10,624,075

Total comprehensive income (loss) for the year
Profit for the year		—	—	—	968,209	968,209

Other comprehensive loss
Net change in fair value of available-for-sale financial assets, net of tax		—	—	(218)	—	(218)
Remeasurements of net defined benefit liabilities, net of tax		—	—	—	(83,575)	(83,575)

Total other comprehensive loss		—	—	(218)	(83,575)	(83,793)

Total comprehensive income (loss) for the year	~~W~~	—	—	(218)	884,634	884,416

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	(178,908)	(178,908)

Balances at December 31, 2015	~~W~~	1,789,079	2,251,113	58	7,289,333	11,329,583

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(In millions of won)	Note	2015		2014

Cash flows from operating activities:
Profit for the year		~~W~~	968,209	973,118
Adjustments for:
Income tax expense	28		213,417	248,574
Depreciation	11, 15		2,353,189	2,854,996
Amortization of intangible assets	12, 15		384,968	263,326
Gain on foreign currency translation			(46,051)	(41,789)
Loss on foreign currency translation			43,343	72,877
Expenses related to defined benefit plans	17, 26		198,765	196,495
Gain on disposal of property, plant and equipment			(40,782)	(18,248)
Loss on disposal of property, plant and equipment			3,873	2,204
Impairment loss on property, plant and equipment			423	8,097
Loss on disposal of intangible assets			18	115
Impairment loss on intangible assets			239	492
Reversal of impairment loss on intangible assets			(80)	—
Finance income			(624,197)	(475,659)
Finance costs			173,425	179,343
Other income			(12,300)	(14,508)
Other expenses			232,820	278,001

			2,881,070	3,554,316

Change in trade accounts and notes receivable			(626,908)	(1,082,193)
Change in other accounts receivable			25,456	(14,900)
Change in other current assets			105,246	(43,759)
Change in inventories			198,893	(460,033)
Change in other non-current assets			(75,094)	(87,729)
Change in trade accounts and notes payable			(859,928)	506,663
Change in other accounts payable			(349,948)	(367,623)
Change in accrued expenses			(63,900)	233,936
Change in other current liabilities			(1,910)	(14,128)
Change in other non-current liabilities			48,485	17,978
Change in provisions			(106,950)	(187,021)
Change in defined benefit liabilities, net			(279,509)	(339,303)

			(1,986,067)	(1,838,112)

Cash generated from operating activities			1,863,212	2,689,322
Income taxes refunded (paid)			(194,219)	1,709
Interests received			40,797	33,530
Interests paid			(113,479)	(158,162)

Net cash provided by operating activities		~~W~~	1,596,311	2,566,399

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2015 and 2014

(In millions of won)	2015		2014

Cash flows from investing activities:
Dividends received	~~W~~	428,381	107,173
Proceeds from withdrawal of deposits in banks		2,306,672	1,651,176
Increase in deposits in banks		(2,204,752)	(1,884,023)
Acquisition of investments		(285,950)	(531,387)
Proceeds from disposal of investments		41,928	12,280
Acquisition of property, plant and equipment		(1,606,797)	(1,365,062)
Proceeds from disposal of property, plant and equipment		489,422	72,825
Acquisition of intangible assets		(287,183)	(325,651)
Proceeds from disposal of intangible assets		1,135	—
Government grants received		4,328	3,639
Proceeds from settlement of derivatives		(35)	—
Increase in long-term loans		(16,516)	—
Proceeds from disposal of other financial assets		2,263	82
Acquisition of other non-current financial assets		(4,843)	(4,219)
Proceeds from disposal of other non-current financial assets		874	15,390
Acquisition of businesses, net of cash acquired		(160,000)	—

Net cash used in investing activities		(1,291,073)	(2,247,777)

Cash flows from financing activities:
Proceeds from short-term borrowings		—	219,839
Repayments of short-term borrowings		(219,839)	—
Proceeds from issuance of debentures		298,778	597,563
Proceeds from long-term debt		547,005	102,389
Repayments of long-term debt		—	(503,618)
Repayments of current portion of long-term debt and debentures		(744,788)	(887,296)
Dividends paid		(178,908)	—

Net cash used in financing activities		(297,752)	(471,123)

Net increase (decrease) in cash and cash equivalents		7,486	(152,501)
Cash and cash equivalents at January 1		100,558	253,059

Cash and cash equivalents at December 31	~~W~~	108,044	100,558

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, in February 2008, the Company changed its name to LG Display Co., Ltd. considering the decrease of Philips’s share interest in the Company and the possibility of its business expansion to other display products including Organic Light-Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2015, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common stock.

As of December 31, 2015, the Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and a Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Company has overseas subsidiaries located in North America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2015, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2015, there are 29,554,854 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 26, 2016, which will be submitted for approval to the shareholders’ meeting to be held on March 11, 2016.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 18 and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its separate financial statements are as follows:

(a)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No.1027. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

(c)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss (“FVTPL”), are recognized in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at FVTPL, loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at FVTPL if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at FVTPL unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at FVTPL are measured at fair value, and changes therein are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at FVTPL, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment in available-for-sale financial assets is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2015, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iii) Share Capital

The Company only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company’s management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the separate statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Summary of Significant Accounting Policies, Continued

(d)	Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Summary of Significant Accounting Policies, Continued

(f)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(g)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(h)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•	how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Summary of Significant Accounting Policies, Continued

(h)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i)	Impairment

(i) Financial assets

A financial asset not carried at FVTPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(i) Financial assets, Continued

The Company’s management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Summary of Significant Accounting Policies, Continued

(i)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Summary of Significant Accounting Policies, Continued

(j)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(k)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Summary of Significant Accounting Policies, Continued

(k)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(l)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the separate statements of comprehensive income.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Summary of Significant Accounting Policies, Continued

(m)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements.

(n)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Summary of Significant Accounting Policies, Continued

(o)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(p)	Earnings Per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks, which comprise convertible bonds.

(q)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1039.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Summary of Significant Accounting Policies, Continued

(r)	New Standards and Interpretations Not Yet Adopted

(i) K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 provides revised guidance on the classification and measurement of financial instruments and replaces incurred loss model with expected credit losses model for calculating impairment on financial assets. K-IFRS No. 1109 also includes new general hedge accounting requirements including hedged items, hedging instruments and risk being hedged in order to expand applicable risk management strategies being utilized. K-IFRS No. 1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1109 has not been early adopted in preparing the separate financial statements.

(ii) K-IFRS No. 1115, Revenue from contracts with customers

K-IFRS No. 1115 establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces risk-and-reward based model with control-based model. K-IFRS No. 1115 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1115 has not been early adopted in preparing the separate financial statements.

(iii) Amendment to K-IFRS No. 1027, Separate Financial Statements

Amendment to K-IFRS No. 1027, Separate Financial Statements, introduces equity accounting as a third option in the entity’s separate financial statements, in addition to the existing cost and fair value options. Amendment to K-IFRS No. 1027 is effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. Amendment to K-IFRS No. 1027 has not been early adopted in preparing the separate financial statements.

Management is currently assessing the potential impact on its separate financial statements resulting from the application of new standards.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Determination of Fair Value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

(d)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

5.	Risk Management

(a)	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

(i) Credit risk, Continued

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

(iii) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

iv) Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

5.	Risk Management, Continued

(a)	Financial Risk Management, Continued

v) Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

(b)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders. Equity, defined by K-IFRS, is identical to the definition of capital, managed by management.

(In millions of won)
	December 31, 2015		December 31, 2014
Total liabilities	~~W~~	8,881,110	10,387,762
Total equity		11,329,583	10,624,075
Cash and deposits in banks (*1)		1,540,146	1,626,167
Borrowings (including bonds)		3,369,576	3,448,402
Total liabilities to equity ratio		78%	98%
Net borrowings to equity ratio (*2)		16%	17%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

6.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	108,044	100,558
Deposits in banks
Time deposits	~~W~~	1,361,602	1,452,804
Restricted cash (*)		70,500	72,805

	~~W~~	1,432,102	1,525,609

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	13	8,427

	~~W~~	1,540,159	1,634,594

(*)	Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, and others.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

7.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014

Trade, net	~~W~~	257,736	145,301
Due from related parties		3,962,205	3,870,603

	~~W~~	4,219,941	4,015,904

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Current assets
Non-trade accounts receivable, net	~~W~~	486,884	378,704
Accrued income		12,998	17,947

	~~W~~	499,882	396,651

Due from related parties included in other accounts receivable, as of December 31, 2015 and 2014 are ~~W~~422,591 million and ~~W~~363,267 million, respectively.

(c)	Other assets at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Current assets
Advance payments	~~W~~	8,313	9,558
Prepaid expenses		48,551	42,657
Value added tax refundable		75,675	150,907

	~~W~~	132,539	203,122

Non-current assets
Long-term prepaid expenses	~~W~~	279,901	247,588
Others		1,800	2,900

	~~W~~	281,701	250,488

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

8.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Finished goods	~~W~~	542,404	653,610
Work-in-process		685,024	710,813
Raw materials		358,937	381,558
Supplies		263,848	300,694

	~~W~~	1,850,213	2,046,675

For the years ended December 31, 2015 and 2014, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales is as follows:

(In millions of won)	2015		2014
Inventories recognized as cost of sales	~~W~~	22,850,385	22,360,245
Including: inventory write-downs		342,623	299,948
Including: reversal and usage of inventory write-downs		(299,948)	(189,312)

There were no significant reversals of inventory write-downs recognized during 2015 and 2014.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

9.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Current assets
Available-for-sale financial assets	~~W~~	558	2,569
Short-term loans		3,051	—

		3,609	2,569

Non-current assets
Available-for-sale financial assets	~~W~~	9,462	6,713
Deposits		14,103	13,037
Long-term other accounts receivable		5,148	7,859
Long-term loans		12,805	—

	~~W~~	41,518	27,609

Other financial assets of related parties as of December 31, 2015 are ~~W~~2,683 million.

(b)	Available-for-sale financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2015		December 31, 2014
Current assets
Debt securities
Government bonds	~~W~~	558	2,569
Non-current assets
Debt securities
Government bonds	~~W~~	151	668
Equity securities
Intellectual Discovery, Ltd.	~~W~~	2,673	2,673
Kyulux, Inc.		3,266	—
Henghao Technology Co., Ltd.		3,372	3,372

		9,311	6,045

	~~W~~	10,020	9,282

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

10.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			December 31, 2015			December 31, 2014
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell TFT-LCD products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Ratingen, Germany	Sell TFT-LCD products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell TFT-LCD products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell TFT-LCD products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture and sell TFT-LCD products	100%		579,747	100%		579,747
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell TFT-LCD products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture and sell TFT-LCD products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture and sell TFT-LCD products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell TFT-LCD products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell TFT-LCD products	100%		1,250	100%		1,250
L&T Display Technology (Xiamen) Limited (*1)	Xiamen, China	Manufacture LCD module and TV sets	—		—	51%		—
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd. (*2)	Yantai, China	Manufacture and sell TFT-LCD products	100%		169,195	100%		159,769
LG Display U.S.A., Inc. (*3)	McAllen, U.S.A.	Manufacture and sell TFT-LCD products	100%		228	100%		12,353
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd. (*4)	Guangzhou, China	Manufacture and sell TFT-LCD products	52%		723,086	56%		588,467

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

10.	Investments, Continued

(In millions of won)			December 31, 2015			December 31, 2014
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value

Unified Innovative Technology LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.(*5)	Guangzhou, China	Sell TFT-LCD products	100%		218	—		—
Global OLED Technology LLC (*6)	Herndon, U.S.A	Manage OLED intellectual property	100%		164,322	—		—
Money Market Trust (*7)	Seoul, South Korea	Money market trust	—		—	100%		18,100

				~~W~~	2,266,671		~~W~~	1,988,311

(*1)	In August 2015, L&T Display Technology (Xiamen) Limited, a subsidiary of the Company, completed liquidation.
(*2)	In December 2015, the Company invested ~~W~~9,426 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There was no change in the Company’s ownership percentage in LGDYT as a result of this additional investment.
(*3)	As of December 31, 2015, LG Display U.S.A., Inc. is in the process of voluntary liquidation and the Company received ~~W~~16,565 million and recognized ~~W~~4,440 million in December 2015 for the difference between the collection amount and the carrying amount as finance income.
(*4)	In January 2015, the Company contributed ~~W~~134,619 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”). In addition, LG Display Guangzhou Co., Ltd. (“LGDGZ”) contributed ~~W~~118,936 million in cash for the capital increase of LGDCA in January and August 2015. The Company’s ownership percentage in LGDCA decreased from 56% to 52% and LGDGZ’s ownership percentage in LGDCA increased from 14% to 18%, respectively, as of December 31, 2014 to December 31, 2015.
(*5)	In April 2015, the Company established LG Display Guangzhou Trading Co., Ltd. to sell TFT-LCD products. As of December 31, 2015, the Company has a 100% equity interest of this subsidiary and its capital stock amounts to ~~W~~218 million.
(*6)	In May 2015, the Company acquired 67% ownership in Global OLED Technology LLC from LG Electronics Inc., LG Chem Ltd. and Idemitsu Kosan Co., Ltd. and paid ~~W~~54,025 million, ~~W~~2,990 million and ~~W~~54,025million, respectively, in cash. The Company reversed ~~W~~24,550 million, which was recognized as finance cost in 2014, for the difference between the carrying amount and the recoverable amount. In 2015, the Company’s ownership percentage in Global OLED Technology LLC increased from 33% to 100% (Note 32) and the Company reclassified from investments in joint ventures to investments in subsidiaries.
(*7)	As of December 31, 2015, there are no MMT balance although there were its acquisition and disposal transactions in 2015.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

10.	Investments, Continued

(b)	Investments in joint ventures consist of the following:

(In millions of won)
			December 31, 2015			December 31, 2014
Joint Ventures	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book value
Suzhou Raken Technology Co., Ltd. (*1)	Suzhou, China	Manufacture and sell LCD modules and LCD TV sets	51%	~~W~~	120,184	51%	~~W~~	120,184
Global OLED Technology LLC (*2)	Herndon, U.S.A	Manage OLED intellectual property	—		—	33%		28,732

				~~W~~	120,184		~~W~~	148,916

(*1)	Despite its 51% ownership, management concluded that the Company does not have control of Suzhou Raken Technology Co., Ltd. (“Raken”) because the Company and AmTRAN Technology Co., Ltd., which has a 49% equity interest of the investee, jointly control the board of directors of the investee through equal voting powers.
(*2)	In May 2015, the Company acquired additional 67% ownership in Global OLED Technology LLC and reclassified from investments in joint ventures to investments in subsidiaries.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

10.	Investments, Continued

(c)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2015			December 31, 2014
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%	~~W~~	45,089	40%	~~W~~	45,089
TLI Inc.	Seongnam, South Korea	Manufacture and sell semiconductor parts	10%		6,961	10%		6,961
AVACO Co., Ltd.	Daegu, South Korea	Manufacture and sell equipment for FPDs	16%		6,021	16%		6,021
New Optics Ltd.	Yangju, South Korea	Manufacture back light parts for TFT- LCDs	46%		14,221	46%		14,221
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)	Seongnam, South Korea	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	21%		11,900	21%		11,900
LB Gemini New Growth Fund No.16 (*1)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		7,660	31%		14,065
Can Yang Investments Limited (*2)	Hong Kong	Develop, manufacture and sell LED parts	9%		7,568	9%		9,467
YAS Co., Ltd. (*3)	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	19%		10,000	19%		10,000
Narenanotech Corporation	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	23%		30,000	23%		30,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for FPDs	16%		10,600	16%		10,600
Glonix Co., Ltd. (*4)	Gimhae, South Korea	Manufacture and sell LCD	—		—	20%		—
Fuhu, Inc.(*5)	Los Angeles U.S.A.	Develop and manufacture tablet for kids	10%		—	—		—

				~~W~~	156,350		~~W~~	164,654

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

10. Investments, Continued

(*1)	The Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). In March 2015, the Company made an additional cash investment of ~~W~~360 million in the Fund and received ~~W~~2,490 million, ~~W~~2,100 million and ~~W~~2,175 million from the Fund as capital distribution in April, July and August 2015, respectively. There were no changes in the Company’s ownership percentage in the Fund and the Company is committed to making future investments of up to an aggregate of ~~W~~30,000 million.
(*2)	In 2015, the Company recognized an impairment loss of ~~W~~1,899 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Can Yang Investments Limited which develop, manufactures and sells LED parts.
(*3)	In 2015, the number of outstanding common shares of YAS Co., Ltd. was increased due to the execution of its stock option and the Company’s ownership percentage in YAS Co., Ltd. decreased from 19.2% as of December 2014 to 18.5% as of December 31, 2015.
(*4)	In December 2015, the Company disposed of the entire investments in Glonix Co., Ltd., had acquired for manufacturing and selling LCD, and recognized ~~W~~498 million for the difference between the disposal amount and the carrying amount as finance income.
(*5)	In July 2015, the Company invested ~~W~~30,287 million and acquired 500,000 shares of common stock and 1,011,280 shares of preferred stock with voting rights in Fuhu, Inc.. In 2015, the Company recognized an impairment loss of ~~W~~30,287 million as finance cost for the recoverable amount of investments in Fuhu, Inc.. As of December 31, 2015, the Company’s ownership percentage in Fuhu, Inc. is 10% and the Company has its right to appoint a director to the board of directors of the investee.

For the years ended December 31, 2015 and 2014, the aggregate amount of received dividends from subsidiaries, joint ventures and associates are ~~W~~556,881 million and ~~W~~431,592 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

11.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2015 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2015	~~W~~	434,601	4,696,510	32,538,649	706,364	1,039,013	167,330	39,582,467
Accumulated depreciation as of January 1, 2015		—	(1,557,238)	(28,553,547)	(637,446)	—	(125,838)	(30,874,069)
Accumulated impairment loss as of January 1, 2015		—	—	(8,097)	—	—	—	(8,097)

Book value as of January 1, 2015	~~W~~	434,601	3,139,272	3,977,005	68,918	1,039,013	41,492	8,700,301
Additions		—	—	—	—	1,825,189	—	1,825,189
Business combinations (*2)		—	—	24,466	447	—	2,054	26,967
Depreciation		—	(221,684)	(2,082,362)	(38,619)	—	(10,524)	(2,353,189)
Impairment loss		—	—	(423)	—	—	—	(423)
Disposals		(2,091)	(5,335)	(457,172)	(906)	—	(9,991)	(475,495)
Others (*3)		30,277	38,579	1,943,699	57,809	(2,088,361)	17,997	—
Government grants received		—	—	(4,328)	—	—	—	(4,328)

Book value as of December 31, 2015	~~W~~	462,787	2,950,832	3,400,885	87,649	775,841	41,028	7,719,022

Acquisition cost as of December 31, 2015	~~W~~	462,787	4,727,833	33,400,868	672,540	775,841	145,727	40,185,596

Accumulated depreciation as of December 31, 2015	~~W~~	—	(1,777,001)	(29,996,827)	(584,891)	—	(104,699)	(32,463,418)

Accumulated impairment loss as of December 31, 2015	~~W~~	—	—	(3,156)	—	—	—	(3,156)

(*1)	As of December 31, 2015, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Business combinations include property, plant and equipment related to OLED Lighting business.
(*3)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

11.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2014 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2014	~~W~~	438,375	4,702,736	30,425,132	675,033	2,115,532	195,947	38,552,755
Accumulated depreciation as of January 1, 2014		—	(1,338,458)	(26,162,867)	(603,000)	—	(153,690)	(28,258,015)

Book value as of January 1, 2014	~~W~~	438,375	3,364,278	4,262,265	72,033	2,115,532	42,257	10,294,740
Additions		—	—	—	—	1,329,074	—	1,329,074
Depreciation		—	(220,896)	(2,578,739)	(40,853)	—	(14,508)	(2,854,996)
Impairment loss		—	—	(8,097)	—	—	—	(8,097)
Disposals		(3,778)	(9,488)	(43,463)	(40)	—	(12)	(56,781)
Others (*2)		4	5,570	2,348,486	37,778	(2,405,593)	13,755	—
Government grants received		—	(192)	(3,447)	—	—	—	(3,639)

Book value as of December 31, 2014	~~W~~	434,601	3,139,272	3,977,005	68,918	1,039,013	41,492	8,700,301

Acquisition cost as of December 31, 2014	~~W~~	434,601	4,696,510	32,538,649	706,364	1,039,013	167,330	39,582,467

Accumulated depreciation as of December 31, 2014	~~W~~	—	(1,557,238)	(28,553,547)	(637,446)	—	(125,838)	(30,874,069)

Accumulated impairment loss as of December 31, 2014		—	—	(8,097)	—	—	—	(8,097)

(*1)	As of December 31, 2014, construction-in-progress relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Capitalized borrowing costs	~~W~~	13,696	27,288
Capitalization rate		3.73%	4.23%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

12.	Intangible Assets

Changes in intangible assets for the year ended December 31, 2015 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will	Others (*3)	Total
Acquisition cost as of January 1, 2015	~~W~~	579,033	545,666	50,110	884,436	5,175	24,011	11,074	14,593	13,076	2,127,174
Accumulated amortization as of January 1, 2015		(485,060)	(419,288)	—	(630,812)	—	(16,019)	(5,171)	—	(13,004)	(1,569,354)
Accumulated impairment loss as of January 1, 2015		—	—	(9,742)	—	—	—	—	—	—	(9,742)

Book value as of January 1, 2015	~~W~~	93,973	126,378	40,368	253,624	5,175	7,992	5,903	14,593	72	548,078
Additions - internally developed		—	—	—	227,067	—	—	—	—	—	227,067
Additions - external purchases		16,077	—	2,014	—	77,985	—	—	—	—	96,076
Business combinations (*1)		29,153	144	—	—	—	35,165	—	57,995	—	122,457
Amortization (*2)		(17,416)	(69,229)	—	(293,461)	—	(3,712)	(1,104)	—	(46)	(384,968)
Disposals		—	—	(1,153)	—	—	—	—	—	—	(1,153)
Impairment loss		—	—	(239)	—	—	—	—	—	—	(239)
Reversal of impairment loss		—	—	80	—	—	—	—	—	—	80
Transfer from construction-in-progress		—	80,533	—	—	(80,533)	—	—	—	—	—

Book value as of December 31, 2015	~~W~~	121,787	137,826	41,070	187,230	2,627	39,445	4,799	72,588	26	607,398

Acquisition cost as of December 31, 2015	~~W~~	624,263	626,343	50,943	1,111,503	2,627	59,176	11,074	72,588	13,076	2,571,593

Accumulated amortization as of December 31, 2015	~~W~~	(502,476)	(488,517)	—	(924,273)	—	(19,731)	(6,275)	—	(13,050)	(1,954,322)

Accumulated impairment loss as of December 31, 2015	~~W~~	—	—	(9,873)	—	—	—	—	—	—	(9,873)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

12.	Intangible Assets, Continued

(*1)	Business combinations include intangible assets related to OLED Lighting business.
(*2)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*3)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

12.	Intangible Assets, Continued

Changes in intangible assets for the year ended December 31, 2014 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction- in-progress (software)	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2014	~~W~~	561,400	476,033	50,110	617,355	9,365	24,011	11,074	14,593	13,076	1,777,017
Accumulated amortization as of January 1, 2014		(467,707)	(355,101)	—	(454,112)	—	(12,591)	(4,065)	—	(12,571)	(1,306,147)
Accumulated Impairment loss as of January 1, 2014		—	—	(9,250)	—	—	—	—	—	—	(9,250)

Book value as of January 1, 2014	~~W~~	93,693	120,932	40,860	163,243	9,365	11,420	7,009	14,593	505	461,620
Additions - internally developed		—	—	—	267,081	—	—	—	—	—	267,081
Additions - external purchases		17,867	—	—	—	65,443	—	—	—	—	83,310
Amortization (*1)		(17,472)	(64,187)	—	(176,700)	—	(3,428)	(1,106)	—	(433)	(263,326)
Disposals		(115)	—	—	—	—	—	—	—	—	(115)
Impairment loss		—	—	(492)	—	—	—	—	—	—	(492)
Transfer from construction-in-progress		—	69,633	—	—	(69,633)	—	—	—	—	—

Book value as of December 31, 2014	~~W~~	93,973	126,378	40,368	253,624	5,175	7,992	5,903	14,593	72	548,078

Acquisition cost as of December 31, 2014	~~W~~	579,033	545,666	50,110	884,436	5,175	24,011	11,074	14,593	13,076	2,127,174

Accumulated amortization as of December 31, 2014	~~W~~	(485,060)	(419,288)	—	(630,812)	—	(16,019)	(5,171)	—	(13,004)	(1,569,354)

Accumulated impairment loss as of December 31, 2014	~~W~~	—	—	(9,742)	—	—	—	—	—	—	(9,742)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use of electricity and gas supply facilities.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

13.	Financial Instruments

(a)	Credit Risk

(i)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Cash and cash equivalents	~~W~~	108,044	100,558
Deposits in banks		1,432,115	1,534,036
Trade accounts and notes receivable, net		4,219,941	4,015,904
Other accounts receivable, net		499,882	396,651
Available-for-sale financial assets		709	3,237
Deposits		14,103	13,037
Loans		15,856	—
Other non-current financial assets		5,148	7,859

	~~W~~	6,295,798	6,071,282

In addition to the financial assets above, as of December 31, 2015 and 2014, the Company provides payment guarantees of ~~W~~158,220 million and ~~W~~148,392 million, respectively, for its subsidiaries.

The maximum exposure to credit risk for trade accounts and notes receivable at the reporting date by geographic region is as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Domestic	~~W~~	425,635	406,163
Euro-zone countries		477,170	283,257
Japan		139,356	127,354
United States		1,480,574	1,816,906
China		725,367	784,896
Taiwan		659,731	368,503
Others		312,108	228,825

	~~W~~	4,219,941	4,015,904

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

13.	Financial Instruments, Continued

(ii)	Impairment loss

The aging of trade accounts and notes receivable at the reporting date is as follows:

(In millions of won)	December 31, 2015			December 31, 2014
	Book value		Impairment loss	Book value	Impairment loss
Not past due	~~W~~	4,203,896	(434)	4,006,346	(114)
Past due 1-15 days		71	(1)	3,061	(25)
Past due 16-30 days		9	—	1,252	(12)
Past due 31-60 days		—	—	1,830	(18)
Past due more than 60 days		16,565	(165)	13,540	(9,956)

	~~W~~	4,220,541	(600)	4,026,029	(10,125)

The movement in the allowance for impairment in respect of receivables for the years ended December 31, 2015 and 2014 is as follows:

(In millions of won)
	2015		2014

Balance at the beginning of the year	~~W~~	10,125	9,898
(Reversal of) Bad debt expense		429	227
Write-off		(9,954)	—

Balance at the end of the year	~~W~~	600	10,125

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

13.	Financial Instruments, Continued

(b)	Liquidity Risk

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2015.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	~~W~~	1,083,451	1,116,289	184,166	242,766	129,057	560,240	60
Unsecured bond issues		2,286,125	2,425,220	445,222	622,472	404,477	869,763	83,286
Trade accounts and notes payable		3,149,383	3,149,383	3,149,383	—	—	—	—
Other accounts payable		1,179,010	1,179,295	1,176,635	2,660	—	—	—
Other non-current liabilities		8,384	9,310	—	—	5,320	3,990	—
Payment guarantee		—	163,427	1,688	1,779	159,960	—	—
Derivative financial liabilities Interest rate swap not qualified for hedging		85	83	5	97	89	(108)	—

	~~W~~	7,706,438	8,043,007	4,957,099	869,774	698,903	1,433,885	83,346

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

13.	Financial Instruments, Continued

(c)	Currency Risk

(i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2015
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	63	968	—	2	—
Trade accounts and notes receivable	3,228	3,666	—	—	—
Other accounts receivable	13	3	2,325	—	—
Long-term other accounts receivable	4	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,707)	(17,019)	—	—	—
Other accounts payable	(107)	(13,372)	—	(17)	(2)
Debt	(750)	—	—	—	—

Net exposure	744	(25,703)	2,325	(15)	(2)

(In millions)	December 31, 2014
	USD	JPY	CNY	PLN	EUR	BRL
Cash and cash equivalents	78	1,150	2	—	—	—
Trade accounts and notes receivable	3,332	7,909	—	—	—	—
Other accounts receivable	25	13	—	—	16	—
Long-term other accounts receivable	6	—	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—	—
Trade accounts and notes payable	(2,463)	(21,474)	—	—	—	—
Other accounts payable	(106)	(3,484)	(260)	(19)	(1)	(34)
Debt	(770)	—	—	—	—	—

Net exposure	102	(15,835)	(258)	(19)	15	(34)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

13.	Financial Instruments, Continued

Significant exchange rates applied during the reporting periods are as follows:

(In won)	Average rate			Reporting date spot rate
	2015		2014	December 31, 2015		December 31, 2014
USD	~~W~~	1,131.30	1,052.70	~~W~~	1,172.00	1,099.20
JPY		9.35	9.96		9.72	9.20
CNY		179.47	170.83		178.48	176.81
PLN		300.22	334.2		300.79	312.49
EUR		1,256.17	1,398.37		1,280.53	1,336.52
BRL		344.7	448.16		295.9	413.62

(ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2015 and 2014, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2015			December 31, 2014
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	~~W~~	33,048	33,048	~~W~~	4,249	4,249
JPY (5 percent weakening)		(9,469)	(9,469)		(5,522)	(5,522)
CNY (5 percent weakening)		15,727	15,727		(1,729)	(1,729)
PLN (5 percent weakening)		(171)	(171)		(225)	(225)
EUR (5 percent weakening)		(97)	(97)		760	760
BRL (5 percent weakening)		—	—		(533)	(533)

A stronger won against the above currencies as of December 31, 2015 and 2014 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

13.	Financial Instruments, Continued

(d)	Interest Rate Risk

(i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)	December 31, 2015		December 31, 2014

Fixed rate instruments
Financial assets	~~W~~	1,540,855	1,637,818
Financial liabilities		(2,289,334)	(2,818,383)

	~~W~~	(748,479)	(1,180,565)

Variable rate instruments
Financial liabilities	~~W~~	(1,080,327)	(630,019)

(ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2015 and 2014, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2015
Variable rate instruments	~~W~~	(8,189)	8,189	(8,189)	8,189

December 31, 2014
Variable rate instruments	~~W~~	(4,776)	4,776	(4,776)	4,776

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

13.	Financial Instruments, Continued

(e)	Fair Values

(i)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position, are as follows:

(In millions of won)	December 31, 2015				December 31, 2014
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	709	709		3,237	3,237
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	108,044		(*)	100,558		(*)
Deposits in banks		1,432,115		(*)	1,534,036		(*)
Trade accounts and notes receivable		4,219,941		(*)	4,015,904		(*)
Other accounts receivable		499,882		(*)	396,651		(*)
Deposits		14,103		(*)	13,037		(*)
Loans		15,856		(*)	—	—
Other non-current financial assets		5,148		(*)	7,859		(*)
Liabilities carried at fair value
Derivative instruments	~~W~~	85	85		—	—
Liabilities carried at amortized cost
Unsecured bank loans		1,083,451	1,083,506		853,719	853,753
Unsecured bond issues		2,286,125	2,337,835		2,594,683	2,667,092
Trade accounts and notes payable		3,149,383		(*)	3,989,505		(*)
Other accounts payable		1,179,010	1,179,251		1,043,422	1,043,196
Other non-current liabilities		8,384	8,987		12,805	13,257

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values is disclosed in note 4.

(ii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Intellectual Discovery Co., Ltd.	~~W~~	2,673	2,673
Henghao Technology Co., Ltd.		3,372	3,372
Kyulux Inc.		3,266	—

	~~W~~	9,311	6,045

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2015 and December 31, 2014 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2015
Assets
Available-for-sale financial assets	~~W~~	709	—	—	709
Liabilities
Derivatives instruments		—	—	85	85

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2014
Assets
Available-for-sale financial assets	~~W~~	3,237	—	—	3,237

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

13.	Financial Instruments, Continued

(e)	Fair Values, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2015 and December 31, 2014 are as follows:

(In millions of won)	December 31, 2015				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities

Unsecured bank loans	~~W~~	—	—	1,083,506	Discounted cash flow	Discount rate

Unsecured bond issues		—	—	2,337,835	Discounted cash flow	Discount rate

Other accounts payable		—	—	1,179,251	Discounted cash flow	Discount rate

Other non-current liabilities		—	—	8,987	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2014				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities

Unsecured bank loans	~~W~~	—	—	853,753	Discounted cash flow	Discount rate

Unsecured bond issues		—	—	2,667,092	Discounted cash flow	Discount rate

Other accounts payable		—	—	1,043,196	Discounted cash flow	Discount rate

Other non-current liabilities		—	—	13,257	Discounted cash flow	Discount rate

The significant interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2015	December 31, 2014
Debentures, loans and others	1.75~2.48%	2.23~2.60%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

14.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Current
Short-term borrowings	~~W~~	—	219,839
Current portion of long-term debt		1,416,112	744,283

	~~W~~	1,416,112	964,122

Non-current
Won denominated borrowings	~~W~~	202,991	4,452
Foreign currency denominated borrowings		468,800	494,640
Bonds		1,281,673	1,985,188
Derivative instruments		85	—

	~~W~~	1,953,549	2,484,280

(b)	Short-term borrowings as of December 31, 2015 and 2014 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of December 31, 2015 (%)	December 31, 2015		December 31, 2014
Korea Development Bank and others(*)	—	~~W~~	—		219,839

Foreign currency equivalent			—	USD	200

(*)	The Company accounts for proceeds from sale of accounts receivables, which arose from export sales to the Company’s subsidiaries, to financial institutions as short term borrowings as the sale did not meet derecognition criteria. The Company recognized ~~W~~3,083 million and ~~W~~3,993 million, respectively, as interest expense in relation to the above short-term borrowings in 2015 and 2014.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

14.	Financial Liabilities, Continued

(c)	Won denominated long-term debt at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2015 (%)	December 31, 2015		December 31, 2014
Woori Bank and others	3-year Korean Treasury Bond rate - 1.25, 2.75	~~W~~	4,451	7,336
Shinhan Bank	CD rate (91 days) + 0.30		200,000	—
Less current portion of long-term debt			(1,460)	(2,884)

		~~W~~	202,991	4,452

(d)	Foreign currency denominated long-term debt at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2015 (%) (*)	December 31, 2015		December 31, 2014
Mizuho Bank, Ltd. and others	3ML+0.55~1.78	~~W~~	879,000	626,544

Foreign currency equivalent			USD 750	USD 570

Less current portion of long-term debt			(410,200)	(131,904)

		~~W~~	468,800	494,640

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

14.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2015 (%)	December 31, 2015		December 31, 2014

Won denominated bonds(*)
Publicly issued bonds	February 2015~ May 2022	2.12~4.95	~~W~~	2,290,000	2,600,000
Less discount on bonds				(3,875)	(5,317)
Less current portion				(1,004,452)	(609,495)

			~~W~~	1,281,673	1,985,188

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

15.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Changes in inventories	~~W~~	196,462	(460,033)
Purchases of raw materials, merchandise and others		10,780,895	11,461,984
Depreciation and amortization		2,738,157	3,118,322
Outsourcing fees		5,253,977	4,299,529
Labor costs		2,597,149	2,486,219
Supplies and others		918,331	883,981
Utility		731,867	718,868
Fees and commissions		444,368	393,626
Shipping costs		132,916	140,736
Advertising		265,519	106,417
Warranty expenses		109,678	170,524
Travel		61,188	65,423
Taxes and dues		47,970	47,347
Others		953,363	1,097,546

(*)	~~W~~	25,231,840	24,530,489

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

16.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Salaries	~~W~~	179,686	171,615
Expenses related to defined benefit plans		26,109	26,864
Other employee benefits		44,617	35,620
Shipping costs		106,134	100,444
Fees and commissions		126,900	122,057
Depreciation		80,680	73,571
Taxes and dues		2,935	2,906
Advertising		265,519	106,417
Warranty expenses		109,678	170,524
Rent		9,399	9,387
Insurance		6,099	5,297
Travel		16,701	16,783
Training		13,714	11,004
Others		38,114	29,984

	~~W~~	1,026,285	882,473

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

17.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others with the defined benefit plan.

(a)	Recognized net defined benefit liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Present value of partially funded defined benefit obligations	~~W~~	1,381,073	1,114,219
Fair value of plan assets		(1,027,850)	(790,509)

	~~W~~	353,223	323,710

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Opening defined benefit obligations	~~W~~	1,114,219	807,347
Current service cost		187,500	158,978
Past service cost		—	21,990
Interest cost		38,776	34,596
Remeasurements (before tax)		104,817	144,100
Benefit payments		(66,592)	(54,376)
Transfers from related parties		2,353	1,584

Closing defined benefit obligations	~~W~~	1,381,073	1,114,219

Weighted average remaining maturity of defined benefit obligations as of December 31, 2015, and 2014 are 14.5 years and 13.7 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Opening fair value of plan assets	~~W~~	790,509	488,651
Expected return on plan assets		27,511	19,069
Remeasurements (before tax)		(5,440)	(3,722)
Contributions by employer directly to plan assets		270,000	330,000
Benefit payments		(54,809)	(43,489)
Transfers from related parties		79	—

Closing fair value of plan assets	~~W~~	1,027,850	790,509

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

17.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Guaranteed deposits in banks	~~W~~	1,027,850	790,509

As of December 31, 2015, the Company maintains the plan assets with Mirae Asset Securities Co., Ltd., Shinhan Bank, etc.

The Company’s estimated contribution to the plan assets for the year ending December 31, 2016 is ~~W~~235,000 million under the assumption that the Company continues to maintain the plan assets at 80% of the amount payable and all the employees of the Company would leave the Company on December 31, 2016.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Current service cost	~~W~~	187,500	158,978
Past service cost		—	21,990
Net interest cost		11,265	15,527

	~~W~~	198,765	196,495

Expenses are recognized in the following line items in the separate statements of comprehensive income.

(In millions of won)
	2015		2014
Cost of sales	~~W~~	159,347	157,323
Selling expenses		11,300	11,612
Administrative expenses		14,809	15,252
Research and development expenses		13,309	12,308

	~~W~~	198,765	196,495

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

17.	Employee Benefits, Continued

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Included in other comprehensive income
Balance at January 1	~~W~~	(197,310)	(85,261)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		15,567	(24,399)
Demographic assumptions		(22,267)	7,016
Financial assumptions		(98,117)	(126,717)
Return on plan assets		(5,440)	(3,722)

		(110,257)	(147,822)

Income tax		26,682	35,773

Balance at December 31	~~W~~	(280,885)	(197,310)

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2015	December 31, 2014
Expected rate of salary increase	5.1%	5.1%
Discount rate for defined benefit obligations	2.9%	3.5%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2015	December 31, 2014
Teens	Males	0.01%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.02%	0.01%
Fifties	Males	0.05%	0.06%
	Females	0.02%	0.03%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2015 are as follows:

	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(174,511)	212,842
Expected rate of salary increase		206,384	(173,120)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

18.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2015 are as follows:

(In millions of won)
	Litigations and claims (*1)		Warranties (*2)	Others	Total
Balance of January 1, 2015	~~W~~	148,303	51,509	1,631	201,443
Additions		110,181	109,678	3,248	223,107
Usage and reclassification		(197,239)	(106,110)	(839)	(304,188)

Balance at December 31, 2015	~~W~~	61,245	55,077	4,040	120,362

Current	~~W~~	61,245	46,508	792	108,545
Non-current	~~W~~	—	8,569	3,248	11,817

(*1)	The Company expects that the provision for litigation and claims will be utilized in the next year.
(*2)	The provision for warranties covers defective products and is normally applicable for eighteen months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Current liabilities
Withholdings	~~W~~	28,958	18,230
Unearned revenues		8,812	12,395

	~~W~~	37,770	30,625

Non-current liabilities
Long-term accrued expenses	~~W~~	48,158	—
Long-term other accounts payable		8,384	12,805
Long-term unearned revenues		—	8,623

	~~W~~	56,542	21,428

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

19.	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 2,183 million (~~W~~2,558,476 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2015, no accounts and notes receivable were sold but are not past due. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~100,000 million in connection with its domestic sales transactions and, as of December 31, 2015, no accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2015, the Company has agreements with KEB Hana Bank in relation to the opening of letters of credit up to USD 45 million (~~W~~52,740 million), USD 15 million (~~W~~17,580 million) with China Construction Bank, USD 80 million (~~W~~93,760 million) with Bank of China, USD 50 million (~~W~~58,600 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company obtained payment guarantees amounting to USD 200 million (~~W~~234,400 million) from Korea Exchange Bank for borrowings, USD 8.5 million (~~W~~9,962 million) from Shinhan bank for value added tax payments in Poland and USD 75 million (~~W~~87,900 million) from Westchester Fire Insurance Company for ongoing legal proceeding. In addition, the Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Yantai, Co., Ltd. amounting to USD 135 million (~~W~~158,220 million) for principals and related interests.

License agreements

As of December 31, 2015, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

20.	Legal Proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Company and LG Display America, Inc. in the United States District Court for the District of Delaware. In December 2015, “DDG” and “IDT” filed a new patent infringement case against the Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First case. The Company does not have a present obligation for these matters and has not recognized any provision at December 31, 2015. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Company and LG Display America, Inc. for alleged patent infringement. In November 2014, the case has been stayed by the United States District Court for the District of Delaware pending Inter Partes Review. The Company does not have a present obligation for this matter and has not recognized any provision at December 31, 2015. It is not possible to reasonably estimate an amount of potential loss, if any, because the plaintiffs have not provided any information regarding damages.

Anti-trust litigations

Certain individual plaintiffs filed complaints in various state or federal courts in the United States alleging violation of the respective antitrust laws and related laws by various LCD panel manufacturers. As of December 31, 2015, the Company is currently defending against Costco Wholesale Corp.. The timing and amounts of outflows are uncertain and the outcomes depend upon the various court proceedings.

In Canada, class action complaints alleging violations of Canada competition laws were filed in 2007 against the Company and other TFT-LCD manufacturers in Ontario, British Columbia and Quebec. The Ontario Superior Court of Justice certified the class action complaints filed by the direct and indirect purchasers in May 2011. In April 2014, the Company filed an appeal of the class certification decision and the Ontario Divisional Court dismissed the Company’s appeal of the class certification in December 2015. The actions in Quebec and British Columbia are in abeyance. The timing and amount of outflows are uncertain and the outcome depends upon the court proceedings.

While the Company continues its vigorous defense of the various pending proceedings described above, management’s assessment of the facts and circumstances could change based upon new information, intervening events and the final outcome of the cases. Consequently, the actual results could be materially different from management’s current estimates.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

21.	Capital and Reserves

(a)	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2015 and December 31, 2014, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2014 to December 31, 2015.

(b)	Reserves

Reserve is comprised of the fair value reserve which is the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

22.	Retained Earnings

(a)	Retained earnings at the reporting date are as follows:

(In millions of won)
	December 31, 2015		December 31, 2014
Legal reserve	~~W~~	158,485	140,594
Other reserve		68,251	68,251
Defined benefit plan actuarial loss		(280,885)	(197,310)
Retained earnings		7,343,482	6,572,072

	~~W~~	7,289,333	6,583,607

(b)	For the years ended December 31, 2015 and 2014, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2015		2014
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	6,375,273	5,598,954
Profit for the year		968,209	973,118

		7,343,482	6,572,072
Appropriation of retained earnings (*)
Earned surplus reserve		17,891	17,891
Cash dividend (Dividend per common stock (%): 2015: ~~W~~500 (10%))		178,908	178,908

		196,799	196,799
Unappropriated retained earnings carried forward to the following year	~~W~~	7,146,683	6,375,273

(*)	For the years ended December 31, 2015 and 2014, the date of appropriation is March 11, 2016 and March 13, 2015, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

23.	Related Parties

(a)	Related parties

Related parties for the year ended December 31, 2015 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates and joint ventures(*)	Suzhou Raken Technology Co., Ltd. and others
Subsidiaries of Associates	ADP System Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries, associates and joint ventures are described in note 10.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries, associates, and joint ventures for the years ended December 31, 2015 and 2014 are as follows:

Classification	December 31, 2015	December 31, 2014
Subsidiaries of associates	ADP System Co., Ltd.	ADP System Co., Ltd.
	New Optics USA, Inc.	—

Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Hi Business Logistics Co., Ltd.	Hi Business Logistics Co., Ltd.
	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Hi M Solutek	Hi M Solutek
	Inspur LG Digital Mobile Communication Co., Ltd.	—
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	Hi Logistics Europe B.V	Hi Logistics Europe B.V
	LG Electronics Mlawa Sp. z o.o.	—
	LG Electronics U.S.A., Inc.	—
	—	LG Innotek Poland Sp. z o.o.
	—	LG Electronics Vietnam Co., Ltd.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	LG Electronics Thailand Co., Ltd.	LG Electronics Thailand Co., Ltd.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

23.	Related Parties, Continued

Classification	December 31, 2015	December 31, 2014
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing Display Co., Ltd.	LG Electronics Nanjing Display Co., Ltd.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics (Kunshan) Computer Co., Ltd.	LG Electronics (Kunshan) Computer Co., Ltd.
	—	LG Electronics Alabama Inc.
	—	LG Electronics Reynosa S.A. DE C.V.
	LG Electronics Singapore Pte. Ltd.	LG Electronics Singapore Pte. Ltd.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	—	LG Electronics Philippines Inc.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	LG Electronics Kazakhstan	—
	LG Electronics S.A. (Pty) Ltd.	—

(b)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Short-term benefits	~~W~~	2,940	2,607
Expenses related to the defined benefit plan		378	355

	~~W~~	3,318	2,962

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

23.	Related Parties, Continued

(c)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	11,229,009	—	2	—	—	19
LG Display Japan Co., Ltd.		1,564,664	—	39	—	—	959
LG Display Germany GmbH		2,123,553	—	—	—	—	11,993
LG Display Taiwan Co., Ltd.		1,961,207	1,999	—	—	—	719
LG Display Nanjing Co., Ltd.		31,697	42,847	13	—	403,088	—
LG Display Shanghai Co., Ltd.		1,487,056	31,902	—	—	—	151
LG Display Poland Sp. z o.o.		699	27,682	27	—	60,709	—
LG Display Guangzhou Co., Ltd.		29,110	339,859	12,154	—	2,061,443	8,776
LG Display Shenzhen Co., Ltd.		1,773,966	12,647	—	—	—	6
LG Display Yantai Co., Ltd.		48,774	65,206	35,468	—	2,051,296	10,839
LG Display (China) Co., Ltd.		1,226	—	279,937	—	—	—
LG Display U.S.A., Inc.		4,332	—	—	—	—	—
LG Display Singapore Pte. Ltd.		1,098,080	3,185	—	—	—	6
L&T Display Technology (Fujian) Limited		513,427	5,977	26	—	—	124
Nanumnuri Co., Ltd.		52	—	—	—	—	9,753
Global OLED Technology LLC		—	—	—	—	—	4,643
LG Display Guangzhou Trading		185,211	—	—	—	—	—

	~~W~~	22,052,063	531,304	327,666	—	4,576,536	47,988

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

23.	Related Parties, Continued

(In millions of won)	2015
				Purchase and others
	Sales and Others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	143,125	—	—	—	—	361

Associates and their subsidiaries
New Optics Ltd.	~~W~~	92	—	47,404	—	5,881	441
NEW OPTICS USA,Inc		—	—	—	—	29,475	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		9	—	49	40,348	—	122
TLI Inc.		—	101	84,732	—	—	929
AVACO Co., Ltd.		—	128	1,826	69,361	—	4,596
AVATEC Co., Ltd.		—	530	278	—	52,098	1,599
Paju Electric Glass Co., Ltd.		—	24,058	425,314	—	—	2,772
LB Gemini New Growth Fund No. 16		—	760	—	—	—	—
Narenanotech Corporation		3	—	634	20,515	—	534
Glonix Co., Ltd. (*1)		8	—	4,581	—	—	227
ADP System Co., Ltd.		—	—	2,464	2,268	—	629
YAS Co., Ltd.		9	—	809	20,324	—	974

	~~W~~	121	25,577	568,091	152,816	87,454	12,823

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,657,871	—	39,791	245,637	—	133,536

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

23.	Related Parties, Continued

(In millions of won)	2015
				Purchase and others
	Sales and others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	156,428	—	—	—	—	131
LG Electronics Vietnam Haiphong Co., Ltd.		95,626	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		12,902	—	—	—	—	188
LG Electronics U.S.A., Inc.		5,305	—	—	—	—	868
LG Electronics RUS, LLC		13,017	—	—	—	—	420
LG Electronics do Brasil Ltda.		4,412	—	—	—	—	490
LG Electronics (Kunshan) Computer Co., Ltd.		9,282	—	—	—	—	—
Hi Business Logistics Co., Ltd.		34	—	—	—	—	24,832
LG Innotek Co., Ltd.		5,647	—	299,033	—	—	14,334
LG Hitachi Water Solutions Co., Ltd.		—	—	—	40,436	—	—
Inspur LG Digital Mobile Communication Co., Ltd.		94,575	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		237,595	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	24,963
Others		18	—	3	—	—	5,712

	~~W~~	634,841	—	299,036	40,436	—	71,938

	~~W~~	24,488,021	556,881	1,234,584	438,889	4,663,990	266,646

(*1)	Glonix Co., Ltd. includes transactions until the day before of its entire investments disposal.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

23.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	9,152,108	—	3	—	—	7
LG Display Japan Co., Ltd.		1,599,585	—	—	—	—	88
LG Display Germany GmbH		2,971,423	22,766	—	—	—	7,138
LG Display Taiwan Co., Ltd.		2,178,463	35,956	—	—	—	638
LG Display Nanjing Co., Ltd.		2,170	19,363	15	391	392,527	—
LG Display Shanghai Co., Ltd.		2,357,326	—	—	—	—	116
LG Display Poland Sp. z o.o.		496	37,124	60	—	73,652	—
LG Display Guangzhou Co., Ltd.		31,984	301,935	14,661	—	2,069,655	5,583
LG Display Shenzhen Co., Ltd.		2,002,633	—	—	—	—	321
LG Display Yantai Co., Ltd.		30,401	—	9,872	—	904,422	2,021
LG Display (China) Co., Ltd.		31,522	—	172,866	—	—	23
LUCOM Display Technology (Kunshan) Limited		505	—	—	—	9,464	—
LG Display U.S.A., Inc.		78,128	—	—	—	—	—
LG Display Singapore Pte. Ltd.		1,200,847	13,390	—	—	—	234
L&T Display Technology (Fujian) Limited		469,180	—	19	—	—	355
Nanumnuri Co., Ltd.		44	—	—	—	331	7,916

	~~W~~	22,106,815	430,534	197,496	391	3,450,051	24,440

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

23.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and Others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	190,780	—	—	—	101,830	—
Global OLED Technology LLC		—	—	—	—	—	2,045

	~~W~~	190,780	—	—	—	101,830	2,045

Associates and their subsidiaries
New Optics Ltd.	~~W~~	579	—	56,412	—	11,057	2,015
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		—	—	413	16,647	—	722
TLI Inc.		—	—	76,047	—	—	2,753
AVACO Co., Ltd.		41	—	1,520	46,671	—	3,673
AVATEC Co., Ltd.		—	265	143	—	92,353	360
Paju Electric Glass Co., Ltd.		—	—	600,655	—	—	3,097
Narenanotech Corporation		—	180	519	8,873	—	1,403
Glonix Co., Ltd.		—	—	21,344	—	—	315
ADP System Co., Ltd.		—	—	1,810	1,263	—	497
LB Gemini New Growth Fund No. 16		—	613	—	—	—	—
YAS Co., Ltd.		—	—	734	21,614	—	460

	~~W~~	620	1,058	759,597	95,068	103,410	15,295

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,657,634	—	60,002	168,395	—	70,189

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

23.	Related Parties, Continued

(In millions of won)	2014
				Purchase and others
	Sales and others		Dividend Income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	117,075	—	—	—	—	—
LG Electronics Vietnam Co., Ltd.		36,204	—	—	—	—	2
LG Electronics Vietnam Haiphong Co., Ltd.		19,476	—	—	—	—	—
LG Electronics Thailand Co., Ltd.		68,212	—	—	—	—	—
LG Electronics RUS, LLC		25,945	—	—	—	—	—
LG Electronics do Brasil Ltda.		8,083	—	—	—	—	502
LG Electronics (Kunshan) Computer Co., Ltd.		15,968	—	—	—	—	—
Hi Business Logistics Co., Ltd.		41	—	—	—	—	29,788
LG Innotek Co., Ltd.		3,514	—	509,352	—	—	2,791
LG Hitachi Water Solutions Co., Ltd.		—	—	—	29,827	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		173,821	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	25,676
Others		10	—	810	—	—	5,322

	~~W~~	468,349	—	510,162	29,827	—	64,081

	~~W~~	24,424,198	431,592	1,527,257	293,681	3,655,291	176,050

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

23.	Related Parties, Continued

(d)	Trade accounts and notes receivable and payable as of December 31, 2015 and 2014 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2015		December 31, 2014	December 31, 2015	December 31, 2014
Subsidiaries
LG Display America, Inc.	~~W~~	1,476,329	1,810,674	—	—
LG Display Japan Co., Ltd.		139,273	128,248	—	—
LG Display Germany GmbH		477,752	306,277	9,862	6,312
LG Display Taiwan Co., Ltd.		659,464	368,188	37	52
LG Display Nanjing Co., Ltd.		248	19,732	37,460	86,499
LG Display Shanghai Co., Ltd.		231,673	311,532	73	20
LG Display Poland Sp. z o.o.		192	131	9,612	10,746
LG Display Guangzhou Co., Ltd.		323,252	307,469	446,336	772,702
LG Display Shenzhen Co., Ltd.		227,966	260,602	2	—
LG Display Yantai Co., Ltd.		62,000	2,214	623,523	447,994
LG Display China Co., Ltd.		4,133	—	23,459	12,147
LG Display U.S.A., Inc.		—	4,397	—	2,923
LG Display Singapore Pte. Ltd.		79,360	106,506	—	—
L&T Display Technology (Fujian) Limited		91,155	81,898	206,706	199,470
Nanumnuri Co., Ltd.		—	—	1,299	1,077
Global OLED Technology LLC(*1)		—	—	2,924	505
LG Display Guangzhou Trading		93,775	—	—	—

	~~W~~	3,866,572	3,707,868	1,361,293	1,540,447

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

23.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2015		December 31, 2014	December 31, 2015	December 31, 2014
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	14,657	27,750	182	—
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	440	8,584	14,785
NEWOPTICS USA, INC		—	—	5,313	—
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)		956	—	6,349	2,471
TLI Inc.		—	—	15,232	14,086
AVACO Co., Ltd.		—	—	8,283	12,700
AVATEC Co., Ltd.		—	—	5,493	10,645
Paju Electric Glass Co., Ltd.		—	—	68,066	82,792
Narenanotech Corporation		283	—	2,161	1,532
Glonix Co., Ltd. (*2)		—	—	—	1,752
ADP System Co., Ltd.		—	—	482	1,822
YAS Co., Ltd.		956	—	5,248	7,300

	~~W~~	2,195	440	125,211	149,885

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	404,807	379,977	117,428	110,281

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

23.	Related Parties, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2015		December 31, 2014	December 31, 2015	December 31, 2014
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	12,736	13,825	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		20,296	13,491	—	—
LG Electronics Thailand Co., Ltd.		—	17,792	—	—
LG Innotek Co., Ltd.		311	4	66,177	84,931
LG Hitachi Water Solutions Co., Ltd.		—	—	11,603	7,079
Inspur LG Digital Mobile Communication Co.,Ltd		38,669	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		21,472	65,641	—	—
Hi Entech Co., Ltd.		—	—	3,695	5,954
Others		5,763	7,082	487	5,008

	~~W~~	99,247	117,835	81,962	102,972

	~~W~~	4,387,478	4,233,870	1,686,076	1,903,585

(*1)	The Company acquired additional ownership in Global OLED Technology and classified it as subsidiaries as of December 31, 2015.
(*2)	Excluded from related parties as the company disposed of the entire investments in Glonix Co., Ltd.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

23.	Related Parties, Continued

(e)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the year ended December 31, 2015 are as follows:

(In millions of won)
Associates	Loans (*)
LIG INVENIA Co., Ltd. (LIG ADP Co., Ltd.)	~~W~~	1,000
Narenanotech Corporation		300
YAS Co., Ltd.		1,000

	~~W~~	2,300

(*)	Loans are presented based on nominal prices.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

24.	Revenue

Details of revenue for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Sales of goods	~~W~~	25,801,488	25,331,787
Royalties		18,025	14,582
Others		36,913	37,301

	~~W~~	25,856,426	25,383,670

25.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Rental income	~~W~~	3,436	3,550
Foreign currency gain		892,392	787,972
Reversal of allowance for doubtful accounts for other receivables		98	—
Gain on disposal of property, plant and equipment		40,782	18,248
Reversal of impairment on intangible assets		80	—
Commission earned		1,304	3,001
Others (*)		14,912	49,396

	~~W~~	953,004	862,167

(*)	A gain amounting to ~~W~~34,804 million as a result of the Company’s success in its appeal against the fining decision of the Korea Fair Trade Commission is included in 2014.

(b)	Details of other non-operating expenses for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Other bad debt expense	~~W~~	—	283
Foreign currency loss		843,206	767,369
Loss on disposal of property, plant and equipment		3,873	2,204
Loss on disposal of intangible assets		18	115
Impairment loss on property, plant and equipment		423	8,097
Impairment loss on intangible assets		239	492
Donations		14,016	11,597
Expenses related to legal proceedings or claims and others		127,701	108,821

	~~W~~	989,476	898,978

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

26.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014

Salaries and wages	~~W~~	2,114,026	2,040,568
Other employee benefits		298,768	280,717
Contributions to National Pension plan		66,191	64,077
Expenses related to defined benefit plan		198,765	196,495

	~~W~~	2,677,750	2,581,857

27.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Finance income
Interest income	~~W~~	36,583	43,001
Dividend income		556,881	431,874
Foreign currency gain		7,971	3,671
Gain on disposal of investments		4,938	—
Reversal of impairment loss on investments		24,550	—
Gain on disposal of available-for-sale financial assets		—	775
Gain on derivatives transactions		602	—

	~~W~~	631,525	479,321

Finance costs
Interest expense	~~W~~	103,661	107,260
Foreign currency loss		47,714	53,277
Loss on early redemption of debt		—	6,986
Loss on disposal of investments		—	5,434
Loss on impairment of investments		32,186	32,599
Loss on sale of trade accounts and notes receivable		—	52
Loss on derivatives transactions		722	—

	~~W~~	184,283	205,608

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Net change in fair value of available-for-sale financial assets	~~W~~	(288)	767
Tax effect		70	(186)

Finance income recognized in other comprehensive income after tax	~~W~~	(218)	581

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

28.	Income Taxes

(a)	Details of income tax expense for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)
	2015		2014
Current tax expense
Current year	~~W~~	74,206	160,952

Deferred tax expense (benefit)
Origination and reversal of temporary differences	~~W~~	129,407	(4,627)
Change in unrecognized deferred tax assets		9,804	92,249

		139,211	87,622

Income tax expense	~~W~~	213,417	248,574

(b)	Income taxes recognized directly in other comprehensive income for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	2015
	Before tax		Tax benefit	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	(288)	70	(218)
Remeasurements of net defined benefit liabilities (assets)		(110,257)	26,682	(83,575)

	~~W~~	(110,545)	26,752	(83,793)

(In millions of won)	2014
	Before tax		Tax (expense) benefit	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	767	(186)	581
Remeasurements of net defined benefit liabilities (assets)		(147,822)	35,773	(112,049)

	~~W~~	(147,055)	35,587	(111,468)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

28.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2015 and 2014 is as follows:

(In millions of won)	2015			2014
Profit for the year	~~W~~		968,209		973,118
Income tax expense			213,417		248,574

Profit before income tax			1,181,626		1,221,692

Income tax expense using the Company’s statutory tax rate		24.20%	285,953	24.20%	295,649
Non-deductible expenses (benefits)		2.69%	31,732	(2.38%)	(29,059)
Tax credits		(9.36%)	(110,575)	(9.47%)	(115,659)
Change in unrecognized deferred tax assets		0.83%	9,804	7.56%	92,249
Others		(0.30%)	(3,497)	0.44%	5,394

Actual income tax expense	~~W~~		213,417		248,574

Actual effective tax rate			18.06%		20.35%

29.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2015, in relation to the temporary differences on investments in subsidiaries amounting to ~~W~~210,319 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

29.	Deferred Tax Assets and Liabilities, Continued

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2015, the Company recognized deferred tax assets of ~~W~~385,017 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)
December 31, 2016
Tax credit carryforwards	~~W~~	78,656

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	December 31, 2015		December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Other accounts receivable, net	~~W~~	—	—	(2,388)	(3,440)	(2,388)	(3,440)
Inventories, net		43,170	44,543	—	—	43,170	44,543
Available-for-sale financial assets		—	—	(19)	(88)	(19)	(88)
Defined benefit liabilities, net		58,962	112,213	—	—	58,962	112,213
Accrued expenses		120,359	173,635	—	—	120,359	173,635
Property, plant and equipment		137,393	129,370	—	—	137,393	129,370
Intangible assets		817	1,423	—	—	817	1,423
Provisions		14,152	12,710	—	—	14,152	12,710
Gain or loss on foreign currency translation, net		11	169	—	(1)	11	168
Others		14,032	16,326	—	—	14,032	16,326
Tax credit carryforwards		385,017	397,105	—	—	385,017	397,105

Deferred tax assets (liabilities)	~~W~~	773,913	887,494	(2,407)	(3,529)	771,506	883,965

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

29.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2015 and 2014 are as follows:

(In millions of won)	January 1, 2014		Profit or loss	Other Comprehensive income	December 31, 2014	Profit or loss	Other Comprehensive income	December 31, 2015
Other accounts receivable, net	~~W~~	(2,476)	(964)	—	(3,440)	1,052	—	(2,388)
Inventories, net		17,500	27,043	—	44,543	(1,373)	—	43,170
Available-for-sale financial assets		98	—	(186)	(88)	(1)	70	(19)
Defined benefit Liabilities, net		72,709	3,731	35,773	112,213	(79,933)	26,682	58,962
Accrued expenses		81,193	92,442	—	173,635	(53,276)	—	120,359
Property, plant and equipment		102,651	26,719	—	129,370	8,023	—	137,393
Intangible assets		(1,207)	2,630	—	1,423	(606)	—	817
Provisions		11,460	1,250	—	12,710	1,442	—	14,152
Gain or loss on foreign currency translation, net		(675)	843	—	168	(157)	—	11
Others		5,908	10,418	—	16,326	(2,294)	—	14,032
Tax losses carryforwards		110,550	(110,550)	—	—	—	—	—
Tax credit carryforwards		538,289	(141,184)	—	397,105	(12,088)	—	385,017

Deferred tax assets (liabilities)	~~W~~	936,000	(87,622)	35,587	883,965	(139,211)	26,752	771,506

Statutory tax rate applicable to the Company to calculate tax base and deferred tax expense is 24.2% for the year ended December 31, 2015.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

30.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2015 and 2014 are as follows:

(In won and No. of shares)	2015		2014

Profit for the period	~~W~~	968,208,835,992	973,118,312,897
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	~~W~~	2,706	2,720

For the years ended December 31, 2015 and 2014, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings per share are not calculated since there was no potential common stock for the years ended December 31, 2015 and 2014.

31.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2015 and 2014 is as follows:

(In millions of won)
	2015		2014
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	204,696	(63,276)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

32.	Business Combinations

In December 2015, the Company acquired OLED Lighting business with the investment amounting to ~~W~~160,000 million and from LG Chem Ltd. in order to maximize synergy and strengthen competitiveness in OLED Lighting business. The Company measured the identifiable assets acquired and the liabilities assumed at their acquisition-date fair value. The entire consideration transferred for the acquisition was paid in cash.

The fair value of the consideration transferred, assets acquired and liabilities assumed are as follows

(In millions of won)	Amount
Consideration transferred	~~W~~	160,000
Identifiable assets acquired and the liabilities assumed:
Trade accounts and notes receivable		616
Inventories		2,432
Other current assets		580
Property, plant and equipment		26,967
Intangible assets (*1)		64,462
Other non-current assets		7,808
Current liabilities		(860)
Identifiable net asset		102,005
Goodwill (*2)		57,995

(*1)	Patents amounting to ~~W~~29,139 million are measured at fair value using the income approach and considering the present value of expected net cash flow from patents and customer relationships amounting to ~~W~~35,165 million are measured considering the present value of future economic benefits expected to be received arising from relationship with customers.
(*2)	Goodwill amounting to ~~W~~57,995 million arose from the acquired work force with specialized knowledge and experience.

The amount of the revenue and profit in the separate statement of comprehensive income for the year ended December 31, 2015, based on the assumption that the acquisition date had been at the beginning of the annual reporting period, are ~~W~~25,860,967 million and ~~W~~946,866 million, respectively, and the amount of the revenue and net loss of OLED Lighting business included in the separate statement of comprehensive income for the year ended December 31, 2015 are ~~W~~52 million and ~~W~~1,473 million, respectively. In addition, acquisition-related costs, such as legal consulting and accounting valuation fees amounting to ~~W~~65 million are recognized as administrative expenses.

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

LG Display Co., Ltd.:

We have reviewed the accompanying Report on the Operation of Internal Accounting Control System (“IACS”) of LG Display Co., Ltd. (the “Company”) as of December 31, 2015. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2015, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of separate financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2015 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2015. We did not review the Company’s IACS subsequent to December 31, 2015. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 19, 2016

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of December 31, 2015 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operation of Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Internal Accounting Control System (“IACS”) Officer and Chief Executive Officer (“CEO”) of LG Display (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR as of December 31, 2015.

The Company’s management, including myself, is responsible for designing and operating an IACS. We assessed the design and operational effectiveness of the IACS in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable separate financial statements. We followed the IACS Framework to evaluate the effectiveness of the IACS design and operation.

Based on the assessment results, we believe that the Company’s IACS, as of December 31, 2015, is effectively designed and operating, in all material respects, in conformity with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

January 18, 2016

Sangdon Kim
Internal Control over Financial Reporting Officer

Sang Beom Han
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 26, 2016	By: /s/ Heeyeon Kim
(Signature)

Name:	Heeyeon Kim
Title:	Head of IR / Vice President